August 26, 2009

Zip+4 Code: 20549-3561

<u>Via Fax & U.S. Mail</u>

Mr. Kevin Brennan
Chief Executive Officer
Optimized Transportation Management, Inc., formerly United Restaurant Management
707 Grant Street
Suite 2307
Pittsburgh, PA 15219

   Re: Form 8-K filed August 6, 2009
      File No.: 0-53405

Dear Mr. Brennan:

We have completed our review of your Form 8-K noted above and do not, at this time, have any further comments.

        Sincerely,

        Effie Simpson
        Staff Accountant